Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX: SVM

SILVERCORP REPORTS HIGH-GRADE MINERALIZATION ZONES REVEALED BY ITS 2016
EXPLORATION TUNNELING AT THE SGX MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – January 23, 2017 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) is pleased to report the results of its 2016 exploration program at the SGX mine, Ying Mining District, Henan Province, China.

The Company completed 21,358 meters (“m”) underground diamond drilling and 21,886m exploration tunneling in 2016 at the SGX mine. Results of the underground drilling continuously extended the major mineralized vein structures along strike and downdip, and the 8,296m drift tunneling exposed a total of 3,348m of high-grade mineralized zones.

Highlights of selected mineralization zones exposed in exploration drift tunnels:

  Drift Tunnel CM105-S2W2-180-12ANYM exposed mineralization of 155m long and 1.09m wide (true width) grading 851 grams per tonne (“g/t”) silver (“Ag”), 14.59% lead (“Pb”) and 1.98% zinc (“Zn”) within vein structure S2W2 on the 180m level;

  Drift Tunnel CM105-S2W2-180-12ASYM exposed mineralization of 125m long and 0.80m wide (true width) grading 1,035g/t Ag, 17.60% Pb and 2.78% Zn within vein structure S2W2 on the 180m level; and

  Drift Tunnel PD700-S19-400-9ANYM exposed mineralization of 55m long and 0.81m wide (true width) grading 1,059g/t Ag, 7.21% Pb and 6.74% Zn within vein structure S19 on the 400m level.

Highlights of selected intersections of drill holes:

  Hole ZK05S1905 intersected a 2.85m interval from 168.94m to 171.79m, 1.48m true width, of vein S19 grading 571 g/t Ag, 19.16% Pb and 1.04% Zn at the 130m elevation; and

  Hole ZK14AS2W204 intersected an 1.08m interval from 91.98m to 93.06m, 0.64m true width, of vein S2 grading 959g/t Ag, 6.7% Pb and 1.38% Zn at the 236m elevation.

  Underground diamond holes in the 2016 drilling program were mainly designed to delineate the downdip and along-strike extensions of known mineralized vein structures in the production area and test for new veins in the adjacent less-explored areas.

  The 2016 drilling program at SGX is briefly summarized in the following table:

Major Target Veins	Target Elevation (m)	Meters Drilled	Holes Completed	Holes with Assay Received	Holes Intercepted Vein Structures	Holes Intercepted Mineralization
S2, S2W2, S7, S7-1, S8, S14, S16W, S16W1, S18, S19, S21, S22	-100 to 600	21,538	77	74	77	23

  Exploration tunneling, comprising drifting, crosscutting and raising, was driven along and across major mineralized vein structures to upgrade drill defined mineral resources and test for parallel and splay structures.

  The 2016 tunneling program at SGX is briefly summarized in the following table:

Major Target Veins	Target Levels (m)	Total Tunneling (m)	Channel Samples Collected	Drift Tunneling Included (m)	Total Mineralization Exposed by Drift Tunneling
					Length (m)	Average True Width (m)	(g/t) Ag	(%) Pb	(%) Zn
S1, S2, S2W2, S7, S7-1, S8, S14, S16W, S19, S21, S29, S31, S32	160-710	21,886	5,244	8,296	3,348	0.81	368	6.69	3.16

  Tables 1 and 2 below list the assay results of some selected mineralized zones exposed in drift tunnels and mineralized intersections in drill holes in the 2016 exploration program.

  Table 1: Selected mineralized zones exposed by exploration tunneling at the SGX Mine in 2016

Tunnel ID	Target Vein	Level (m)	Length (m)	Horizontal Width (m)	Average True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
CM105-S2-180-12ASYM	S2	180	50	1.01	1.00	381	12.89	1.04
CM105-S2SJ-S2-180-12ASYM	S2	180	105	1.07	1.03	409	8.55	1.66
CM105-S2-220-12SYM	S2	220	60	1.25	1.18	214	4.80	1.33
CM105-S2W2-220-12ASYM	S2W2	220	35	0.55	0.53	697	9.84	2.66
Combined CM105-S2W2-220-12ANYM	S2W2	220	45	0.90	0.80	164	4.59	0.46
CM105-S2W2-220-12ANYM	S2W2	220	95	0.72	0.60	731	7.49	4.24
CM105-S2W2-180-12ANYM	S2W2	180	155	1.17	1.09	851	14.59	1.98
CM105-S2W2-180-12ASYM	S2W2	180	125	0.85	0.80	1,035	17.60	2.78
CM105-S2SJ-S2W2-260-12ANYM	S2W2	260	75	1.18	1.08	306	5.59	1.24
PD16-S6-300-10ANYM	S6	300	40	0.69	0.68	229	3.04	3.26
CM105-S7-260-8ANYM	S7	260	70	1.66	1.60	409	6.54	1.02
CM105-S7-260-14NYM	S7	260	80	1.03	1.00	400	4.09	1.21
CM105-S7-branch-300-12SYM	S7-branch	300	45	0.97	0.93	317	8.69	0.33
CM102-S7E2-400-SYM	S7-1	400	55	0.76	0.75	249	8.45	2.58
XPD-S7-1-260-7SYM	S7-1	260	35	0.49	0.39	150	4.83	1.83
CM101-S7-1-350-7SYM	S7-1	350	53	0.93	0.89	216	3.68	6.18
PD700-S7-1-400-13ASYM	S7-1	400	55	0.83	0.81	212	4.62	5.52
CM101-S7-1-400-NYM	S7-1	400	82	0.56	0.55	310	4.45	6.77
CM101-S7-1-400-SYM	S7-1	400	45	0.44	0.27	65	1.34	5.69
PD700-S7-1-450-15ASYM	S7-1	450	40	0.40	0.38	286	13.18	1.49
CM108-S8-680-0SYM	S8	680	75	1.00	0.96	220	3.50	3.66
CM102-S8E-480-2ASYM	S8E	480	90	0.95	0.93	235	4.57	5.33
CM102-S8E-520-2SYM	S8E	520	70	0.80	0.79	209	7.44	7.77
XPD-S8W-branch-260-13SYM	S8W-branch	260	65	0.47	0.46	245	4.63	1.64
PD16-S14-210-4ANYM	S14	210	100	0.84	0.83	498	6.83	1.29
CM101-S16W-380-N1-Sublevel	S16E	380	90	0.69	0.68	241	8.45	1.74
XPD-S19-260-7NYM	S19	260	53	0.99	0.97	315	6.57	1.46
PD700-S19-400-9ASYM	S19	400	85	0.93	0.89	323	8.78	2.31
PD700-S19-400-9ANYM	S19	400	55	0.82	0.81	1,059	7.21	6.74
PD700-S19-450-13NYM	S19	450	140	0.87	0.86	415	5.1	2.8
PD700-S19-490-9NYM	S19	490	105	0.59	0.59	244	3.27	3.74
PD700-S19-530-13ANYM	S19	530	100	0.68	0.67	219	3.57	3.91
CM102-S19-534-2ANYM	S19	534	60	0.72	0.72	335	3.79	3.24
PD700-S19-570-9ANYM	S19	570	60	0.71	0.71	245	2.30	5.23
PD700-S19-570-9NYM	S19	570	45	0.67	0.66	253	1.26	3.51
PD700-S19-610-13NYM	S19	610	45	0.70	0.69	106	3.38	4.83
XPD-S19W-300-5ASYM	S19W	300	50	0.70	0.70	200	7.19	0.48
CM105-S21W-300-10NYM	S21W	300	65	0.67	0.65	297	6.57	0.61
PD16-S29-400-51SYM	S29	400	50	0.89	0.78	180	2.04	4.78
CM102-S32-520-65SYM	S32	520	110	0.86	0.84	141	5.72	8.29

  Table 2: Selected drilling results from the 2016 drilling program at the SGX Mine

Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Vein	Remarks
ZK127503	12.25	12.86	254	0.61	0.39	31	1.52	1.41	S21W	Test*
ZK14AS2W204	91.98	93.06	236	1.08	0.64	959	6.7	1.38	S2	Test
	297.03	298.38	89	1.35	0.66	222	0.19	0.26	S2W2	Stepout**
ZK16S2W201	63.79	65.4	270	1.61	1.45	363	0.37	0.28	S2	Stepout
	157.77	159.02	223	1.25	1.01	281	5.08	17.8	S2W2	Stepout
	166.24	166.99	219	0.75	0.6	29	5.33	1.05	S2W2-Branch	Test
ZK16AS2W202	67.8	69.39	259	1.59	1.11	84	0.04	0.26	S2	Stepout
ZK05S1905	168.94	171.79	130	2.85	1.48	571	19.16	1.04	S19	Stepout
	174.25	175.37	125	1.12	0.58	42	3.14	0.82	S19E1	Test
	184.81	185.62	117	0.81	0.47	183	3.94	2.14	S19E	Test
ZK13S19009	136.65	137.39	359	0.74	0.5	450	4.96	0.75	S19	Test
ZK7AS3002	65.83	66.84	232	1.01	0.67	71	0.92	1.75	S18	Test
ZK13AS19008	29.99	31.67	440	1.68	0.83	354	0.66	0.82	S7-4	Test
ZK11S3002	93.67	94.71	234	1.04	0.63	270	8.12	0.48	S18	Stepout
ZK09S3004	82.44	83.08	212	0.64	0.47	262	3.86	1.06	S18	Stepout
ZK58S16W002	221.25	221.84	82	0.59	0.43	60	12.66	15.52	S19	Test
ZK54S16W001	3.63	4.49	262	0.86	0.39	277	4.63	3.91	S22	Test
ZK09S18005	231.53	232.57	110	1.04	0.66	197	14.9	0.1	S18	Test
ZK15S8004	273.55	274.64	315	1.09	0.81	156	0.99	0.34	S8E	Test
ZK17S8002	201.76	202.44	374	0.68	0.53	86	0.85	0.99	S8-Branch	Test
ZK18S8003	238.47	239.45	137	0.98	0.59	94	0.12	0.13	S8-Branch	Test
ZK10S19002	153	153.82	168	0.82	0.69	407	5.82	5.27	S16W1	Test
ZK0131	233.32	233.97	150	0.65	0.61	120	0.32	7.74	S7-2	Stepout
ZK8AS19002	4.95	6.03	259	1.08	0.31	54	0.83	0.5	S22	Test
	136.14	137.37	149	1.23	0.37	51	1.91	0.74	S16W	Test
ZK15S8006	251.68	252.3	173	0.62	0.53	510	2.19	1.2	S8	Test
ZK10S19004	7.5	8.12	257	0.62	0.18	204	0.71	1.85	S22	Test
	128.09	129.12	147	1.03	0.84	17	1.31	3.9	S16E	Test
	292.22	295.03	-2	2.81	1.52	149	1.83	0.05	S19	Test
ZK15AS18003	43.64	45.46	617	1.82	1.14	193	2.36	1.09	S19	Test
ZK11AS18001	139.19	140.48	647	1.29	1.09	415	0.48	0.44	S19W1	Test

  *Stepout: intersections adjacent to existing resource blocks for resource expansion;
  **Test: intersections in open areas without known mineralized intersections nearby.

  The exploration results ending June 30, 2016 will be incorporated in a NI43-101 resource update report expected to be announced in the first quarter of 2017.

  The Company has proposed a comprehensive exploration program comprising 23,722m tunneling and 22,819m underground drilling for SGX in 2017 to further trace the striking and downdip extensions of known vein structures and expand and upgrade the previously defined mineral resources. The 2017 exploration at the SGX mine will be mainly focused in the current production area and its adjacent less- or non-explored potential areas.

  Quality Control

  Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Testing and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, and the Zhenzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and both labs are ISO9000 certified analytical lab. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

  Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical service. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept at the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

  A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at the lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

  The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3-5% of the pulp samples to higher level labs to check for lab bias.

  Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

  Ruijin Jiang, P. Geo, reviewed the exploration data and prepared the scientific and technical information regarding exploration results contained herein. Alex Zhang, P. Geo, VP exploration of the Company, is the Qualified Person on the project as defined under National Instrument 43-101 and he has verified and approved the contents of this news release.

  About Silvercorp

  Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

  For further information

  Gordon Neal
  Vice President, Corporate Development
  Silvercorp Metals Inc.

  Phone: (604) 669-9397
  Toll Free: 1(888) 224-1881
  Email: investor@silvercorp.ca
  Website: www.silvercorpmetals.com

  CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

  Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

  Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2016 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

  The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.